1. Name and Address of Reporting Person
   Lord, Albert L.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   USA Education, Inc. (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   7/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       07/30/2001 M             355083      A      $39.3393                    D
Common Stock                       07/30/2001 M             2325        A      $43.0000                    D
Common Stock                       07/30/2001 S             -179305     D      $78.5230                    D
Common Stock                       07/30/2001 F             -61325      D      $78.9000   441450           D
Phantom Stock Units                07/31/2001 A       V     1867.426    A      $0.0000    28053.176 <F1>   D
                                                                               <F2>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $39.3393 07/30/2001 M               35508  <F3>      08/13/2007 Common  355083   $39.3393   0        D
(Right to buy)                                     3                           Stock
Stock Option   $43      07/30/2001 M               2325   <F4>      01/13/2010 Common  2325     $43.0000   0        D
(Right to buy)                                                                 Stock
Stock Option   $55                                                  08/13/2007 Common                      238691   D
(Right to buy)                                                                 Stock
Phantom Stock  $0                                                              Phantom                     11577.57 D
Units                                                                          Stock                       4
                                                                               Units

Explanation of Responses:

<F1>
Includes shares acquired under the Officer Deferred Compensation Plan. Units are settled in the Company's common stock.
<F2>
The phantom stock units were accrued under the Officers Deferred Compensation Plan on various dates since reporting person's last report at the prevailing market price.
<F3>
The options become exercisable in increments of one-third upon the Company's common stock having a closing price on the New York Stock Exchange of $42.86, $57.15 and $71.43, respectively, for five trading days, they also become exercisable on the eighth anniversary of their grant (August 13, 2005) subject to the reporting person's continued service with the Company.
<F4>
These options become exercisible upon the Company's common stock having a closing price on the New York Stock Exchange of $51.60, for five days, they also become exercisible on the fifth anniversary of the grant (January 13, 2005), but no sooner than one year from the grant date.

SIGNATURE OF REPORTING PERSON
/s/Mary F. Eure (POA)

DATE
08/09/2001